UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2014

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ/MF 02.558.157/0001-62   -   NIRE 35.3.0015881-4

MINUTES OF THE 113th MEETING OF THE FISCAL COUNCIL OF TELEFÔNICA BRASIL S.A. HELD ON FEBRUARY 25, 2014.

On February 25, 2014 at 7:00 a.m. at Av. Eng. Luiz Carlos Berrini, 1376, 31st floor, in the capital of the state of São Paulo, a meeting was held by the undersigned members of the Fiscal Council of Telefônica Brasil S.A. Also present were the Accounting Officer Ms. Diana Policarpo Damião Choucair Ramos; Company Accountant Mr. Giuliano Augusto de Melo; representatives of Directa Auditores, Messers Clóvis Madeira and Maurício Domênico; Corporate and Business Matters Officer Ms. Carolina Simões Cardoso, as Meeting Secretary and, by conference call, Investor Relations Officer Mr. Luis Carlos da Costa Plaster; Investor Relations Manager Ms. Maria Tereza Ali Pelicano and Finance Officer Ms. Paula Bragança França Mansur.

The following matters were discussed:

1.    Financial Statements, together with the Opinion of the Independent Auditors and Annual Management Report relative to the fiscal year ended December 31, 2013 (“Financial Statements”).

The members of the Fiscal Council participated in the Company’s Meeting of the Board of Directors held on this date by conference call, where the accounts for the fiscal year ended December 31, 2013, as shown by the Financial Statements elaborated as per Law no. 6,404/76. At this time, the representatives of the independent auditors Directa Auditores, present at said meeting, declared that they had no reservations regarding the documents and information presented. The Fiscal Councils, analyzing the documents and information mentioned above, issued a favorable opinion on the abovementioned documents, according to which they consider said documents and information appropriate and accurate, and resolved to issue the following Opinion: “OPINION OF THE FISCAL COUNCIL – The members of the Fiscal Council of Telefônica Brasil S.A., in the exercise of their legal attributes and responsibilities, as provided in Article 163 of the Brazilian Corporation Law, reviewed and analyzed the Financial Statements, together with the independent auditors’ opinion and the annual Management report for the fiscal year ended December 31, 2013 (“Annual Financial Statements for 2013”) and, considering the information provided by the Management of Telefônica Brasil S.A. and Directa Auditores, as well as the proposed allocation of the 2013 results, unanimously express a favorable opinion of these documents, which appropriately reflect in all material aspects the equity and financial positions of Telefônica Brasil S.A., and recommend the submission of these documents to the General Shareholders’ Meeting of Telefônica Brasil S.A., under the terms of the Brazilian Corporation Law.”

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ/MF 02.558.157/0001-62   -   NIRE 35.3.0015881-4

2. Proposed allocation of the results of the fiscal year ended December 31, 2013.

The members of the Fiscal Council participated by conference call in the Meeting of the Company’s Board of Directors held on this date in which the proposal for the allocation of income for the fiscal year ended December 31, 2013 (“Proposal for Income Allocation”) was examined. At this time, the representatives of the independent auditors Directa Auditores, present at said meeting, declared that they had no reservations regarding the Proposal for Income Allocation. The Fiscal Council Members, after analyzing the Proposal for Income Allocation, issued an opinion in which they consider said document and information appropriate and accurate, deciding to issue the Fiscal Council Opinion transcribed in item 1 of these minutes.

No further business to be discussed the meeting was closed and these minutes drawn up. São Paulo, February 25, 2014. (signatures) Flávio Stamm – Fiscal Council Member (Sitting); Cremênio Medola Netto - Fiscal Council Member (Sitting); Charles Edwards Allen - Fiscal Council Member (Alternate) and Carolina Simões Cardoso – Secretary of the Meeting.

I hereby certify that this is a faithful copy of the minutes of the 113th meeting of the Fiscal Council of Telefônica Brasil S.A., held on February 25, 2014, which was drawn-up in the proper book.

Carolina Simões Cardoso

Secretary of the Meeting

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	March 13, 2014	By:	/s/ Luis Carlos da Costa Plaster
			Name:	Luis Carlos da Costa Plaster
			Title:	Investor Relations Director